VIA EDGAR

March 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Blaise Rhodes and Keira Nakada

Re:	Lucky Strike Entertainment Corporation
Form 10-K for the Fiscal Year Ended June 30, 2024
File No. 001-40142

Dear Mr. Rhodes and Ms. Nakada:

Lucky Strike Entertainment Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 11, 2025, regarding our Form 10-K for the fiscal year ended June 30, 2024 (the “Form-10-K”).

For the Staff’s convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. Certain capitalized terms set forth in this letter are used as defined in the Form 10-K.

The Company respectfully submits the following as its responses to the Staff:

Form 10-K for the Fiscal Year Ended June 30, 2024
Fiscal Year Ended June 30, 2024 Compared to the Fiscal Year Ended July 2, 2023 Selling, general and administrative expenses (“SG&A”), page 25

1.We note that the change in selling, general and administrative expenses over the reporting periods is attributed to several factors. Please expand your discussion of results of operations to quantify the amount of each underlying factor identified. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment to include quantification of factors identified for changes in selling, general, and administrative expenses. In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ending on March 30, 2025, the Company will include, to the extent applicable, enhanced disclosures quantifying the impact of each individual material factor identified that contributed to the overall change in the line item in accordance with Item 303(b) of Regulation S-K. Using the Form 10-K reviewed as a guide and bracketed placeholders for quantification, such disclosure in future filings would read substantially as follows:
•“SG&A expenses increased $17,284 or 13%. The increase is mainly attributable to our investment in the field management and event sales teams to support the growing business, which increased SG&A labor by $[***]. This was partially offset by reductions in corporate staff, which decreased SG&A labor by $[***]. There have also been increases in professional fees, which contributed $[***] to the increase in SG&A expenses. The increased professional fees are attributable to the heightened acquisition activity and scale of acquisitions as compared to fiscal 2023. In addition to acquisition activity, the increase in professional fees is driven by legal costs related to advisory items. The increase is also attributable to the increase in revenues as compared to fiscal 2023. This is illustrated by the relatively consistent percent of revenues as compared to fiscal 2023.”

Consolidated Financial Statements
(6) Leases
Disclosures Under the New Lease Accounting Standard ASC 842, page 55

2.Please provide an analysis under ASC 842-10-25-2 for land leases that you classify as a finance lease, including those leases that were modified during fiscal 2023. In this regard, to the extent you rely on the duration of the lease to classify the land lease as a finance lease, tell us how you considered the indefinite economic life of the land to support your determination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered ASC 842-10-25-2 when concluding on the classification of land leases we classify as a finance lease, including those leases that were modified during fiscal 2023. This guidance states that a lessee should classify a lease as a finance lease, when the lease meets any of the criteria denoted below:
a)The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b)The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c)The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d)The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
e)The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
For the land leases classified as finance, the Company reached this conclusion based on ASC 842-10-25-2(d) because the present value of the lease payments for each such lease exceeded substantially all of the fair value of the underlying land. As noted in the Staff’s comment, land has an indefinite economic life. Therefore, ASC 842-10-25-2(c) was not considered in reaching this conclusion. In response to the Staff’s comment, the Company will clarify the disclosure in future filings to indicate the classification conclusion was based on ASC 842-10-25-2(d).

Exhibits

3.The certifications provided as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. In future filings, please provide certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q.

Response: The Company acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 referring to our internal control over financial reporting from the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K. In response to the Staff’s comment, the Company confirms that it will provide certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K in its future periodic reports that require such certifications, beginning with the Company’s Form 10-Q for the fiscal quarter ending on March 30, 2025.
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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jason Cohen by email at JasonCohen@LSEnt.com or by telephone at 212-777-2214 extension 5257.

Sincerely,

/s/ Robert Lavan
Name:	Robert Lavan
Title:	Chief Financial Officer

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP